FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1      Canarc Signs Definitive Agreement to Acquire Oro Silver and its El Compas Gold-Silver Mining Project in Zacatecas, Mexico from Marlin Gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  October 8, 2015
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer